Filed by Companhia Siderurgica Nacional Holdings, LLC
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                Subject Company: Wheeling-Pittsburgh Corporation
                                                  Commission File No.: 000-50300



The following article was published on September 14, 2006 concerning the proposed strategic alliance between Wheeling-Pittsburgh Corporation and Companhia Siderurgica Nacional. The following article contains forward looking statements as discussed more fully below.


ASSOCIATED PRESS NEWSWIRES
--------------------------

CSN SUGGESTS "CASH ALTERNATIVE" TO WHEELING-PITT DEAL

By VICKI SMITH, Associated Press Writer

September 14, 2006

MORGANTOWN, W.Va. (AP) - A Brazilian steelmaker eyeing a merger with Wheeling Pittsburgh Steel Corp. said Thursday it's willing to offer shareholders cash to supplement its bid, but it can't do so unless the United Steelworkers union agrees.

Companhia Siderurgica Nacional also told The Associated Press that the process shareholders will use to vote on the proposed merger will be changed, separating the mid-November board of directors vote from the vote on the partnership.

Wheeling-Pitt, an independent steelmaker that has survived two bankruptcies, wants to merge with CSN, while its union supports a takeover attempt by Esmark Inc., an Illinois-based steel service center.

Under its contract, the USW has the right to reject any deal that changes controlling interest in the company. But under terms of the carefully crafted merger, CSN would take 49.5 percent ownership of the new company, while Wheeling-Pitt shareholders would control the other 50.5 percent.

Dave McCall, District 1 director for the USW, said CSN had not come to him with either of its ideas as of late Thursday.

The current structuring of the CSN deal calls for a $225 million, 9 percent interest loan that would convert to 11.8 million shares in the new company.

CSN says that would generate much-needed cash for upgrades, including plans to expand Wheeling-Pitt's hot strip mill capacity to 4 million tons and to add a second galvanizing line at CSN's processing plant in Terre Haute, Ind.


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The current deal does not offer extra cash to existing shareholders, who would simply get the combined value of the new company and realize the financial benefits over time.

In a joint telephone interview, however, CSN executive Marcos Lutz and Greenhill & Co. investment banker John Liu said they would sweeten the merger for shareholders if the union were to consent.

"Even now, we could put money on the table and say, 'If you prefer, you can sell the stock,'" said Lutz, CSN's managing director for infrastructure and energy.

Added Liu, "The right choice for shareholders, if we could provide it, would be to provide an alternative -- cash, stock or a mix. If we could."

McCall said the appeal of the so-called cash alternative would depend on what CSN was willing to pay.

"If the cash is a multiple of the current stock value, that's one thing," he said. "If it's not, that's something else."

Wheeling-Pitt shares closed up 1.7 percent at $16.97 on the Nasdaq Stock Exchange Thursday.

CSN and Wheeling-Pitt say their merger would make the Ohio Valley steelmaker's future more secure by ensuring a long-term supply of slab steel from CSN's Brazilian mills.

But McCall and Esmark contend what's good for CSN -- a guaranteed buyer of slab -- is not necessarily good for Wheeling-Pitt and its workers. Wheeling-Pitt's plants employ 3,100 people in Ohio, Pennsylvania and West Virginia.

"Their deal is not beneficial for us or our retirees," McCall said. Rather, he said, it piles more debt onto a company that hardly needs it and sets the stage for an eventual takeover by CSN.

Wheeling-Pitt had $268.2 million in long-term debt on its balance sheet at the end of the second quarter, compared with $284.1 million at the end of the same period last year.

The showdown for control culminates Nov. 17 at the annual meeting in Pittsburgh, where shareholders will vote on the two proposals and two new boards of directors. But CSN and Wheeling-Pitt have altered their strategy for that meeting, creating a two-step process for approval of the merger.

"CSN is not going to try to tie the transaction to the board slate," Liu said. If Wheeling-Pitt's preferred board of directors is approved, a second vote on the merger would be held at a later date.

"Therefore," Liu said, "if you go with Esmark, you're tying yourself to Esmark and their management."

McCall said he was unaware of the two-vote plan and wasn't sure what strategic advantage it gives CSN.

"They're about Wall Street or whatever street it is in Sao Paolo," he said. "We're about making sure we have long-term security for our employees and retirees."

                                      # # #



The information contained in the foregoing articles, other than historical information, consists of forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In particular, statements containing estimates or projections of future operating or financial performance are not historical facts, and only represent a belief based on various assumptions, all of which are inherently uncertain. Forward-looking statements reflect the current views of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, factors relating to (1) the risk that the businesses of CSN Holdings, LLC and Wheeling-Pittsburgh will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the ability of CSN, CSN Holdings and Wheeling-Pittsburgh to realize the expected benefits from the proposed strategic alliance, including expected operating efficiencies, synergies, cost savings and increased productivity, and the timing of realization of any such expected benefits; (3) lower than expected operating results for Wheeling-Pittsburgh for the remainder of 2006 or for the strategic alliance; (4) the risk of unexpected consequences resulting from the strategic alliance; (5) the risk of labor disputes, including as a result of the proposed strategic alliance or the failure to reach a satisfactory collective bargaining with the production employees; (6) the ability of the strategic alliance to operate successfully within a highly cyclical industry; (7) the extent and timing of the entry of additional competition in the markets in which the strategic alliance will operate; (8) the risk of decreasing prices for the strategic alliance's products; (9) the risk of significant supply shortages and increases in the cost of raw materials, especially carbon slab supply, and the impact of rising natural gas prices; (10) rising worldwide transportation costs due to historically high and volatile oil prices; (11) the ability of the strategic alliance to complete, and the cost and timing of, capital improvement projects, including upgrade and expansion of Wheeling-Pittsburgh's hot strip mill and construction of an additional galvanizing line; (12) increased competition from substitute materials, such as aluminum; (13) changes in environmental and other laws and regulations to which the strategic alliance are subject; (14) adverse changes in interest rates and other financial market conditions; (15) failure of the convertible financing proposed to be provided by CSN to be converted to equity; (16) changes in United States trade policy and governmental actions with respect to imports, particularly with respect to restrictions or tariffs on the importation of carbons slabs; and (17) political, legal and economic conditions and developments in the United States and in foreign countries in which the strategic alliance will operate. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause actual results to differ materially from current expectations. CSN, CSN Holdings and Wheeling-Pittsburgh assume no duty to update forward-looking statements. Reference is made to a more complete discussion of forward-looking statements and applicable risks contained in CSN's and Wheeling-Pittsburgh's filings with the SEC.

The foregoing shall not constitute an offer of any securities for sale. If and when definitive documentation for the proposed strategic alliance is completed, the proposed strategic alliance will be submitted to Wheeling-Pittsburgh Corporation stockholders for their consideration. CSN Holdings will file a registration statement with the SEC, containing a preliminary proxy statement of Wheeling-Pittsburgh Corporation and a preliminary prospectus of CSN Holdings and other relevant documents concerning the proposed strategic alliance. Stockholders of Wheeling-Pittsburgh are urged to read the registration statement

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and the definitive proxy statement/prospectus, and any other relevant documents filed with the SEC, if and when they become available, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about CSN, CSN Holdings and Wheeling-Pittsburgh, at the SEC's website at www.sec.gov.

CSN and CSN Holdings and their respective directors, authorized persons, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the stockholders of Wheeling-Pittsburgh in connection with the proposed strategic alliance. Information about the directors and executive officers of CSN, including those acting as the authorized persons and executive officers of CSN Holdings LLC, is set forth in CSN's Annual Report on Form 20-F for the 2005 fiscal year, as filed on July 3, 2006. CSN and CSN Holdings and their respective directors, authorized persons and executive officers do not own any shares of WPC.

Additional information regarding potential participants in the proxy solicitation and their respective interests may be obtained by reading the proxy statement/prospectus regarding the proposed strategic alliance if and when it becomes available.










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